Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101

TEL (626) 585-5920 - FAX (626) 585-5929

February 3, 2020

To the Shareholders of

KBS Real Estate Investment Trust II, Inc.

RE:NOTIFICATION OF HIGHER OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 1,000,000 common shares (the "Shares"), in KBS Real Estate Investment Trust II, Inc. (the "Corporation"), for cash in the amount of $2.25 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated February 3, 2020, and the related Transfer Agreement (together, the “Offer”). The Corporation last estimated its value at $3.79 per Share, but such figure does not represent the distributions that would be made upon a liquidation of assets and does not account for sale costs and possible prepayment penalties. Investors should consider the following:

•Our offer exceeds the most recent offer for your Shares of which we are aware by $0.22 per Share (over 10%). Our offer also avoids the payment of commissions, which often exceed 5% of the sale price in secondary market sales.

•Our offer provides the opportunity to GET CASH PROMPTLY for your Shares. The Corporation’s redemption program is limited to sales for death, disability or incompetence.

•By selling your Shares, you receive a guaranteed price for your Shares promptly after the Offer expires. The Corporation has proposed a plan of liquidation from which it estimates the net proceeds would be in the range of $3.40 to $3.83 per Share, but stated a liquidation may take up to two years to complete and there are no assurances as to the amount that will actually be distributed, if the plan is approved by Shareholders.

A Transfer Agreement is enclosed which you can use to tender your Shares.  Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. Please read the entire Offer before tendering your Shares.

Copies of the Offer documents are available at our website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date.  The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 9:00 pm Pacific Time on March 4, 2020.

Very truly yours,

Everest REIT Investors I, LLC